Exhibit 99.1

Arco Announces Share Repurchase Program

São Paulo, Brazil, January 6th, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that its Board of Directors has approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Under the Repurchase Program, Arco may repurchase up to 500,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6th, 2021 continuing until the earlier of the completion of the repurchase or January 6th, 2023, depending upon market conditions. Arco’s Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Program. Arco expects to utilize its existing funds to fund repurchases made under the Repurchase Program.

The Board of Directors of Arco also authorized management to appoint J.P. Morgan Securities LLC, or JPMS, as its agent under the Repurchase Program to purchase Securities on its behalf in the open market. It is Arco’s intention such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”), promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Arco shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of Securities under the Repurchase Program.

The actual timing, number and value of shares repurchased under the Repurchase Program will depend on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The Repurchase Program does not obligate Arco to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br